EXHIBIT 8.1

Subsidiaries of the Registrant

Place of Incorporation
Subsidiaries:
CIAC/ChinaInterActiveCorp	Cayman Islands
Qianxiang Shiji Technology Development (Beijing) Co., Ltd.	PRC
Link224 Inc.	Cayman Islands
Renren Game Hong Kong Limited	Hong Kong
Renren Games Network Technology Development (Shanghai) Co., Ltd.	PRC
Renren Lianhe Holdings	Cayman Islands
Renren Wealth Inc.	Cayman Islands
Jingwei Inc. Limited	Cayman Islands
Jupiter Way Ltd.	Hong Kong
Beijing Jingwei Sinan Information Technology Co., Ltd.	PRC
Renren Finance, Inc.	Cayman Islands
Variable Interest Entities:
Beijing Qianxiang Tiancheng Technology Development Co., Ltd.	PRC
Shanghai Renren Games Technology Development Co., Ltd.	PRC
Beijing Jingwei Zhihui Information Technology Co., Ltd.	PRC
Subsidiaries of Variable Interest Entities:
Beijing Qianxiang Wangjing Technology Development Co., Ltd.	PRC
Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd.	PRC
Beijing Wole Shijie Information Technology Co., Ltd	PRC